

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2023

John Lawrie
Chief Executive Officer
TLG Acquisition One Corp.
515 North Flagler Drive, Suite 520
West Palm Beach, FL 33401

> **Re: TLG Acquisition One Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 23, 2022**
> **File No. 333-268349**

Dear John Lawrie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed December 23, 2022

General

1.   We note your response to prior comment 2 and reissue our comment in part. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

2.   Please update your executive compensation disclosure as of the fiscal year ended December 31, 2022.

Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus
Conditions to the Business Combination, page 11

3.   We note the conditions to the proposed business combination between TLG and Electriq
        include provisions related to no material adverse effect having occurred. We also
        note, subsequent to the merger agreement, over 80% of TLG's public stockholders
        redeemed their shares such that cash in the trust account was reduced by over $322
        million, TLG's warrants were delisted, and a customer that represented over 90% of
        Electriq's revenue indicated their intention to terminate their relationship with Electriq.
        Please disclose if and how these events were evaluated in terms of a material adverse
        effect having occurred. Please also disclose who determines if a material adverse effect
        occurs and what would constitute a material adverse effect.

Summary Historical Financial Data for TLG, page 22

4.   Please provide a footnote to TLG's interim balance sheet data to quantify and disclose that
        80% of TLG's public stockholders exercised their redemption rights in connection with an
        extension request which resulted in cash redemptions of over $322 million subsequent to
        September 30, 2022. Please provide a similar footnote on page 151.

Unaudited Historical Comparative and Pro Forma Combined Per-Share Data of TLG and
Electriq, page 27

5.   We note you removed the assumed 86% redemption level from your sensitivity analysis
        on page 28. Please revise your disclosure to show the potential impact of redemptions on
        the per share value of the shares owned by non-redeeming shareholders by including a
        sensitivity analysis showing a range of redemption scenarios, including interim
        redemption levels.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 101

6.   To allow shareholders to more clearly evaluate the financial condition of each entity prior
        to the proposed business combination, it appears you should revise the pro forma balance
        sheet to present a subtotal column for TLG that reflects their historical balances as of
        September 30, 2022 adjusted for the $322 million of cash redemptions that resulted from
        the recent extension request that occurred after the balance sheet date but prior to the
        proposed business combination.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 104

7.   We note the response to prior comment 25. Please revise note 2(i) to clarify if you have entered into definitive agreements for $30 million in debt financings regarding the convertible Lawrie Note and asset-backed revolving credit facility. If you have not, please explain how you determined it is appropriate to reflect the debt financings in the pro forma financial statements based on the provisions of Rule 11-01(a) of Regulation S-X. Please also disclose if the proposed business combination could proceed absent the debt financings or with debt proceeds less than $30 million and, if it can, explain how you determined the pro forma financial statements appropriately reflect the range of possible results or revise them as required by Rule 11-02(a)(10) of Regulation S-X. In addition, in regard to the convertible Lawrie Note, please clarify if and how the conversion option is accounted for in the pro forma financial statements.

8.   We note the response to prior comment 25. Please revise note 2(k) to clarify if you have entered into a definitive agreement to issue $25 million in equity financing of class A common stock of New Electriq. If you have not, please explain how you determined it is appropriate to reflect the equity issuance in the pro forma financial statements based on the provisions of Rule 11-01(a) of Regulation S-X. Please also disclose if the proposed business combination could proceed absent the equity financing or with equity proceeds less than $25 million and, if it can, explain how you determined the pro forma financial statements appropriately reflect the range of possible results or revise them as required by Rule 11-02(a)(10) of Regulation S-X. In addition, since it appears 1.25 million additional shares would be issued in the equity financing, the current disclosures that indicate 2.5 million shares will be issued at $10 per share resulting in cash proceeds of $25 million may not be accurate since it appears 3.750 million shares will be issued for cash proceeds of $25 million which indicates shares will be issued at $6.67 per share. It appears the issuance of shares for cash at a price substantially below the redemption price should be more fully disclosed and discussed throughout the filing, including under risk factors, since it seems to indicate the redemption price exceeds the value of the shares. Please clarify or revise.

9.   We note the response to prior comment 26. We also note under both the No Redemptions and Maximum Redemptions pro forma scenarios you assume you will issue additional New Incentive Shares to the TLG Sponsor; however, it remains unclear to us how you intend to account for the issuance of shares to the TLG Sponsor in the pro forma financial statements and we note no pro forma adjustments related to these shares. Please clarify how you intend to account for New Incentive Shares issued to the TLG Sponsor, including the accounting literature you are relying on. If applicable, please revise the pro forma financial statements to appropriately account for the shares.

10.   We note the response to prior comment 27. Please revise note 2(d) to more fully explain when and how Electriq shareholders will make an election to receive $25 million in cash with a corresponding reduction in the number of shares of TLG common stock issuable as merger consideration. If the proposed business combination can proceed without Electriq shareholders making a cash election or making a cash election for less than $25 million, please explain how you determined the pro forma financial statements appropriately reflect the range of possible results or revise them as required by Rule 11-02(a)(10) of Regulation S-X.

U.S. Federal Income Tax Considerations, page 264

11.   We note your response to prior comment 41. To the extent that you intend to file a short form tax opinion as Exhibit 8.1, please also revise your disclosure on page 265 to reflect the fact that the discussion reflects the opinion of counsel.

Consolidated Financial Statements - TLG
Note 10 - Subsequent Events, page F-24

12.   Please update your disclosures here and in MD&A regarding the extension proposal to quantify and disclose that 80% of TLG's public stockholders exercised their redemption rights in connection with the extension request which resulted in cash redemptions of over $322 million subsequent to September 30, 2022.

13.   We note your disclosure on the cover page that the NYSE delisted the public warrants and filed a notification of removal from listing on November 21, 2022. Please update your disclosure here regarding the delisted public warrants.

Consolidated Financial Statements - Electriq
3. Revenue, page F-84

14.   We note the response to prior comment 43. Please clarify, if accurate, that revenue related to installed energy solutions is included in service revenue. If not accurate, please separately present or disclose the amount of revenue related to installed energy solutions included in product revenue during each period presented.

You may contact Stephany Yang at (202) 551-3167 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Gerry Spedale